Teekay GP L.L.C.

Amendment Number 2 to Second Amended and Restated Limited Liability Company Agreement

The undersigned, being the sole member of Teekay GP L.L.C. (the "Company"), a limited liability company organized and existing under the laws of the Republic of The Marshall Islands, hereby amends the Company's Second and Restated Limited Liability Company Agreement (the "LLC Agreement") pursuant to Section 7.6 of the LLC Agreement as follows:

Section 2.5 of the LLC Agreement is deleted in its entirety and replaced with the following Section 2.5:

> "The principal office of the Company shall be Fourth Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08 Bermuda, with mailing address being Suite No. 1778, 48 Par-la-Ville Road, Hamilton, HM 11, Bermuda."

Dated as of the 29th day of February, 2008.

Teekay Corporation

By: ______________________

Name: Arthur Bensler

Title: Corporate Secretary